

02041419

P.E/ 5/1/02

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

1-14006

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934



For the month of May, 20 02

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant's name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 Yes ☐ No ☑

[If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero)
PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May , 2002

By [signature]
(Signature)

SETIAWAN SULISTYONO
Head of Investor Relation

GENERAL INSTRUCTIONS

A. *Rule as to Use of Form 6-K.*

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B. Information and Document Required to be Furnished.

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its securities holders.



TELKOM

PRESS RELEASE

No.TEL 173/PR000/UHI/01

CORRECTION TO THE COMPANY'S FIRST QUARTER RESULT 2002

Bandung, May21 , 2002 – PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA Tbk., (the "Company") hereby announced correction to the Company's Press Release No.Tel.166/PR110/UHI/02 regarding "Announcement of the First Quarter of 2002 Result of TELKOM", dated Monday, May 20th, 2002.

Correction to the information contained in the INFOMEMO is for the Balance Sheet and Financial Ratio section where as that section shall be read as stated in the attached document.

This announcement revised thus published in the Company's INFOMEMO on Monday, May 20th, 2002.



Setiawan Sulistyono
Head of Investor Relations Unit

For further information, please contact:

Investor Relations Unit
PT Telekomunikasi Indonesia, Tbk

Bandung	***Jakarta***
Telp : 62-22-4527337	***Telp : 62-21-5215109***
Fax : 62-22-7104743	***Fax : 62-21-5220500***

E-mail : *investor@telkom.co.id*
Website : www.telkom.co.id

PERUSAHAAN PERSEROAN (PERSERO) PT TELEKOMUNIKASI INDONESIA, Tbk.
BALANCE SHEETS
MARCH 31, 2001 (PROFORMA) AND 2002
(In Millions of Rupiah and Thousands of U.S. Dollar, except Share Data)

	2001	2002		Unconsol.
LIABILITIES AND EQUITY	Rp	Rp	U.S.$	2002
CURRENT LIABILITIES				
Trade accounts payable				
Related parties	823,579	881,808	95,074	703,861
Third parties	590,161	917,354	98,906	463,947
Other accounts payable	73,248	72,704	7,839	72,605
Liability for cross-ownership transactions	0	1,693,377	182,574	*1,693,377*
Taxes payable	482,328	1,227,276	132,321	1,011,647
Dividend payable	120,562	9,084	979	1,397
Accrued expenses	1,073,292	1,208,966	130,347	979,590
Unearned income	263,235	278,849	30,065	68,470
Advances from customers and suppliers	111,071	326,068	35,156	201,343
Short-term bank loan	0	500,000	53,908	0
Current maturities of long-term liabilities	863,906	1,823,629	196,618	1,599,099
TOTAL CURRENT LIABILITIES	**4,401,382**	**8,939,115**	**963,787**	***6,795,336***
NONCURRENT LIABILITIES				
Deferred tax liabilities - net	1,824,124	1,814,281	195,610	1,726,192
Unearned income under revenue-sharing arrangements	267,808	208,110	22,438	207,742
Unearned initial investor payment				
under joint operation scheme	149,656	87,987	9,486	134,733
Long-term liabilities – net of current maturities				
Two-step loans - related party	9,022,144	8,269,600	891,601	8,404,142
Suppliers' credit loans	0	370,072	39,900	0
Bridging loan	0	104,365	11,252	0
Liabilities for acquisition of a subsidiary	0	134,542	14,506	0
Project cost payable	603,360	315,195	33,983	315,195
Others	0	819	88	*0*
Total Long-term Debt	**9,625,504**	**9,194,593**	***991,330***	***8,719,337***
TOTAL NONCURRENT LIABILITIES	**11,867,092**	**11,304,971**	**1,218,864**	***10,788,004***
MINORITY INTEREST IN NET ASSETS OF SUBSIDIARY	**853,686**	**1,366,427**	**147,324**	**0**
EQUITY				
Capital stock – Rp 500 par value per series-A Dwiwarna share				
and series-B shares. Authorized – 1 A Dwiwarna share				
and 39,999,999,999 series-B shares				
Issued and fully paid – 1 A Dwiwarna share				
and 10,079,999,639 B shares	5,040,000	5,040,000	543,396	5,040,000
Additional paid-in capital	1,073,333	1,073,333	115,723	1,073,333
Difference due to change of equity in associated companies	427,758	332,987	35,902	332,987
Unrealized loss on decline in value of securities	(203)	(207)	(22)	(207)
Translation adjustment	181,710	179,672	19,372	179,672
Equity in subsidiary resulting from restatement	1,288,563	0	0	0
Difference in value of restructuring transactions between				
Entities under common control	0	(7,402,343)	(798,096)	(7,402,343)
Retained earnings				
Appropriated	193,442	320,393	34,544	320,393
Unappropriated	7,668,829	11,269,067	1,214,993	11,269,067
Total Equity	**15,873,432**	**10,812,902**	**1,165,812**	**10,812,902**
TOTAL LIABILITIES AND EQUITY	**32,995,592**	**32,423,415**	**3,495,787**	**28,396,242**

Table-1.b.: FINANCIAL RATIOS FOR THE THREE MONTHS ENDED MARCH 31, 2001 & 2002

1	2001 2	2002 3	Growth (%) 4=(3-2)/2
Contribution of pulses to total fixed-phone revenue:			
Local Calls (%)	27.97	28.83	0.86
Domestic Long Distance Calls (%)	51.58	44.75	(6.83)
Monthly subscription charges (%)	17.28	22.99	5.71
Installation charges (%)	1.50	1.91	0.41
Phonecard	0.39	0.35	(0.04)
Others (%)	1.28	1.17	(0.11)
Contribution to total operating revenues:			
Cellular (%)	26.09	34.03	7.94
Fixed-phone (%)	40.60	37.56	(3.04)
Revenue under JOS (%)	17.97	13.76	(4.21)
Interconnection (%)	8.92	9.44	0.52
Other telecommunications services (%)	6.43	5.21	(1.22)
Fixed-phone revenue per average fixed-LIS/ month (Rp)	132,248	144,344	9.15
EBITDA, consolidated (Rp billion)	2,407,822	3,106,695	29.03
EBITDA margin, consolidated (%)	70.54	70.11	(0.61)
Current ratio (%)	2.55	***0.79***	***(1.76)***
Return on Assets (%)	3.11	***4.62***	***1.51***
Return on Equity (%)	6.47	13.86	***7.39***
Average collection period (days)	41.61	44.26	6.36
Average on Allowance for Bad Debt (%)	24.66	***25.27***	***0.61***
Weighted Average Interest Rate (%)	9.51	9.50	(0.01)
Total Effective Cost of Fund (%)	12.56	7.50	(5.06)
Operating Margin (%)	48.09	47.28	(1.69)
Total Long-Term Debt to Total Capitalization (%)	39.79	***50.47***	***10.68***
*) for TELKOM Regions only (excl. KSO and cellular)			

Note: Revision on pages 5 and 8 of 14, typed on bold and italic figures.